                                                                     Exhibit 2.1
================================================================================

                       ASSET SALE AND PURCHASE AGREEMENT

                           Dated as of June 16, 1995

                                     Among

                          SAFETY CENTERS INCORPORATED,

                                 NEIL SHEPPARD,

                                ROSLYN SHEPPARD

                                      and

                               VALLEN CORPORATION

================================================================================

                       ASSET SALE AND PURCHASE AGREEMENT
                           DATED AS OF JUNE 16, 1995
                                     among
          SAFETY CENTERS INCORPORATED, NEIL SHEPPARD, ROSLYN SHEPPARD
                                      and
                               VALLEN CORPORATION

================================================================================


                               TABLE OF CONTENTS

                                                                            Page
 1.  Certain Definitions...................................................    1
 2.  Sale and Transfer of Certain Assets...................................    3
 3.  Consideration.........................................................    5
 4.  Payment of Purchase Price.............................................    5
 5.  Optional Payment of Purchase Price in Purchaser Stock.................    7
 6.  Assumption of Certain Obligations.....................................    7
 7.  Lease Renegotiations; Discharge of Obligations Under Capitalized
      Leases...............................................................    9
 8.  Closing...............................................................    9
 9.  Consents to Assignments of Leases.....................................    9
10.  Access to Information, Premises.......................................   10
11.  Accounts Receivable; Adjustment of Purchase Price.....................   10
12.  Representations and Warranties of Sellers.............................   11
13.  Representations and Warranties of Purchaser...........................   21
14.  Conduct of Business Pending Closing...................................   22
15.  Accounts Receivable...................................................   23
16.  Conditions Precedent to Purchaser's Obligations.......................   23
17.  Conditions Precedent to Sellers' Obligations..........................   24
18.  Further Covenants of Sellers..........................................   25
19.  Non-Competition Agreement.............................................   27
20.  Indemnification.......................................................   27
21.  Sales Tax.............................................................   31
23.  Bulk Sales............................................................   32
24.  Closing Documents.....................................................   32
25.  Assignment............................................................   33
26.  Termination of Agreement..............................................   33
27.  Further Assurances....................................................   34
28.  Announcements and Press Releases......................................   34
29.  No Waivers............................................................   34


EXHIBIT INDEX.......................................................   42


Exhibit A               -  Acquired Facilities                               1,2,10
Exhibit B               -  Capitalized Leases                                     2
Exhibit C               -  Non-Capitalized Leases                                 2
Exhibit D               -  [Intentionally Omitted]                               --
Exhibit E-1             -  Assumed Contracts                                 4,8,15
Exhibit E-2             -  Motor Vehicles                                         4
Exhibit F-1             -  Tradenames, Trademarks and Patents                  4,16
Exhibit F-2             -  Retained Items                                         5
Exhibit G               -  Allocation Agreement                                   6
Exhibit H               -  Consent to Leasehold Assignment and Estoppel        9,10
Exhibit I               -  [Intentionally Omitted]                               --
Exhibit J               -  List of IF&E                                          13
Exhibit K               -  Litigation                                            16
Exhibit L               -  Form of Opinion of Sellers' Counsel                   23
Exhibit M               -  Form of Opinion of Purchaser's Counsel                24
Exhibit N               -  Geographical Areas of Non-Competitive Agreement       27
Exhibit O               -  Employee Benefit Plans and Employment Agreements   16,20
Exhibit P               -  Insurance                                             20
Exhibit Q               -  Consulting Agreement                                  42


                       ASSET SALE AND PURCHASE AGREEMENT


     This Agreement made as of the 16th day of June 1995, by and between VALLEN CORPORATION, a Texas corporation ("Purchaser"), and SAFETY CENTERS INCORPORATED, an Illinois corporation (the "Company"), Neil Sheppard and Roslyn Sheppard (collectively, "Sheppard") (the Company and Sheppard shall be individually referred to as a "Seller", and collectively as the "Sellers"),


                             W I T N E S S E T H:

     WHEREAS, the Company is the owner of that certain safety supply distribution and sales business operated by the Company; and

     WHEREAS, Sheppard owns one hundred percent (100%) of all of the issued and outstanding capital stock of the Company, and is primarily responsible for the operation of the Company; and

     WHEREAS, the parties hereto desire to enter into an agreement whereby the Company will transfer to Purchaser, and Purchaser will acquire from the Company, certain assets associated with said business;

     NOW, THEREFORE, in consideration for the mutual premises and covenants set forth herein, and intending to be legally bound hereby, the parties hereto do covenant and agree as follows:

     1. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "Accounts Receivable" shall mean any notes and accounts receivable or other rights to receive payment owing to the Company on the Closing Date (as hereinafter defined) which have arisen from the sale of merchandise or any other activities or operations carried on by the Business and for which value is reflected on the Initial Balance Sheet (as hereinafter defined), and any notes, accounts receivable or other rights so arising from April 30, 1995 to the Closing Date;

          (b) "Acquired Facilities" shall mean the on-site safety stores and the distribution/sales centers of the Business identified on Exhibit A (each an Acquired Facility);

          (c) "Acquired Facility Leases" shall mean the leases covering the Acquired Facilities (other than those located on the Property, as hereinafter defined) and evidenced by the documents identified in Exhibit A;

          (d) "Business" shall mean that certain safety supply distribution and sales business operated by the Company and the goodwill associated therewith;

          (e) "Capitalized Leases" shall mean the leases covering the equipment and property identified in Exhibit B and evidenced by the documents identified in Exhibit B;

          (f) "Closing Date Balance Sheet" shall mean the Balance Sheet of the Company dated as of the Closing Date, to be delivered by the Sellers to Purchaser after the Closing Date.

          (g) "Closing Date Balance Sheet Book Value" shall mean the stated value of all of the Acquired Assets less the sum of (i) the stated amount of all liabilities of the Company to be assumed by Purchaser hereunder, and
     (ii) ten percent of the value of all of the Inventory as of the Closing Date. The Closing Date Balance Sheet Book Value shall be calculated based upon the information set forth on the Closing Date Balance Sheet.

          (h) "Improvements, Fixtures and Equipment" or "IFE" shall mean all leasehold improvements and items of tangible personal property (other than the Inventory and supplies), including without limitation furniture, fixtures, signs, motor vehicles and equipment, which are owned by the Company and located at the Acquired Facilities or used or held for use by the Company in connection with the Business, as at the Closing Date, which assets shall include all those for which a value is reflected on the Initial Balance Sheet and all those added between April 30, 1995 and the Closing Date, excluding, however, any thereof disposed of between April 30, 1995 and the Closing Date in the ordinary course of the Business and in compliance with this Agreement and any improvements and fixtures at locations which are not Acquired Facilities;

          (i) "Initial Balance Sheet" shall mean the Balance Sheet of the Company dated April 30, 1995, previously delivered by the Sellers to Purchaser.

          (j) "Initial Balance Sheet Book Value" shall mean the stated value of all of the Acquired Assets less the sum of (i) the stated amount of all liabilities of the Company to be assumed by Purchaser hereunder, and (ii) ten percent of the value of all of the Inventory as of April 30, 1995. The Initial Balance Sheet Book Value shall be calculated based upon the information set forth on the Initial Balance Sheet.

          (k) "Inventory" shall mean all of the merchandise held for sale or distribution by the Business at the Acquired Facilities or elsewhere on the Closing Date;

          (l) "Non-Capitalized Leases" shall mean all leases for facilities, equipment, software or other property used by or in connection with the Business, other than Capitalized Leases and Acquired Facility Leases, identified in Exhibit C.

          (m) "Trade Accounts Payable" shall mean the accounts payable to vendors of the Company which have arisen in the ordinary course of business from the purchase of merchandise or any other activities or operations carried on by the Business which are reflected on the Initial Balance Sheet or any accounts payable to vendors of the Company arising in the normal course of business from April 30, 1995 to the Closing Date.

     2.   Sale and Transfer of Certain Assets.

          (a) Acquired Assets. Subject to the terms and conditions herein set forth, the Company agrees to sell, convey, assign, transfer and deliver to Purchaser all of the assets, properties and business of every kind and description and wherever situated of the Business as the same exist on the Closing Date except as expressly stated otherwise in this Section (the "Assets"). Without limiting the generality of the foregoing, the Assets to be acquired by Purchaser shall include:

               (i) the leasehold estates created by, and all rights conferred on the lessees under or by virtue of, the Acquired Facility Leases;

               (ii)  all of the Improvements, Fixtures and Equipment;

               (iii) all of the property subject to the Capitalized Leases;

               (iv)  all of the Inventory;

               (v) all cash and cash equivalents on hand, on deposit or in transit, except for the cash on hand used to satisfy the Company's obligations under that certain Promissory Note executed by the Company in favor of Neil Sheppard (the "Sheppard Note"), all as more particularly described in Section 29(b) below;

               (vi)  all of the Accounts Receivable;

               (vii) all books and records relating to the Business, including but not limited to all customer lists, uncollected invoices, credit files, payroll records, personnel records and files, computer software and programs, schedules of assets, books of account, contracts, sales representation agreements, sales agency agreements, files, papers, books, warranty records, rental payment records, purchase orders, and all other public and confidential business records (together the "Business Records"); provided, however, that in the case of Business Records maintained in common with those of other businesses or operations of the Company, title to and possession of such Business Records will be retained by the

          Company and Purchaser will be provided copies thereof, and provided further that title to and possession of all books and records of the Company related to or necessary for the continued operation of the Company after the Closing Date will be retained by the Company and Purchaser will be provided with reasonable access thereto and, at its reasonable request, with copies thereof;

               (viii) all rights, title and interest in and to the telephone numbers and telephones used in connection with the Acquired Facilities;

               (ix) all supplies at or held for use by the Business at the Acquired Facilities or elsewhere on the Closing Date;

               (x) all of the Company's right, title and interest in and to those contracts listed on Exhibit E-1;

               (xi) all of the Company's right, title and interest in and to those certain motor vehicles more particularly described on Exhibit E-2;

               (xii) all prepaid expenses reflected on the Initial Balance Sheet or arising from April 30, 1995 to the Closing Date;

               (xiii) any and all intellectual property rights, including without limitation any and all patents, patent applications, trademarks, tradenames, service marks, copyrights or similar rights relating to the Business, including but not limited to those listed on Exhibit F-1 hereto;

               (xiv) all rights in and to the names "SCI" and "Safety Centers Incorporated" (the "Business Name") in all circumstances and for all purposes to the same extent Seller has such rights; and

               (xv) all securities, claims, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set-off, and rights of recoupment.

          After satisfaction of the Bank Debt (as hereinafter defined) as contemplated in Section 6(a) below, all of such Assets shall be delivered free and clear of any liens, claims, pledges, security interests, mortgages or encumbrances of any kind. The sale, conveyance, assignment, transfer and delivery of the Assets shall be effected by bills of sale, general warranty deeds, endorsements, assignments, drafts, checks or other instruments in such reasonable or customary form as shall be requested by the Purchaser and its counsel. Each Seller shall at any time from and after the Closing Date, upon the reasonable request of Purchaser and at such Seller's expense, execute, acknowledge and deliver such additional conveyances, assignments, transfers or other instruments, as may be reasonably required to assign, transfer or convey the Assets to Purchaser as contemplated by this Agreement.

          (b) Retained Assets. Anything in Section 2(a) to the contrary notwithstanding, there shall be excluded from the Assets all of those items set forth on Exhibit F-2 hereto.

     3. Consideration. Purchaser agrees that, subject to the terms and conditions of this Agreement, and in full consideration for the aforesaid sale, transfer, conveyance, assignment and delivery of the Assets to Purchaser, Purchaser shall:

          (a) pay to the Company a purchase price equal to One Million Nine Hundred Fifty-Two Thousand Two Hundred Eighty-Six and No/100 Dollars ($1,952,286) (the "Initial Purchase Price"), which amount is equal to the Initial Balance Sheet Book Value, subject to adjustment as provided for in
     Section 4(b) and in Section 11 hereof (the "Purchase Price"); and

          (b) assume the specific obligations set out in Section 6 hereof.

     4. Payment of Purchase Price. The Purchase Price shall be paid as follows:

          (a) At Closing. At the Closing, Purchaser shall deliver to the Company One Million Five Hundred Eighty-Five Thousand Six Hundred Seventy-Nine and No/100 Dollars ($1,585,679) of the Initial Purchase Price (the "Initial Purchase Price") by wire transfer to an account designated by the Company and shall retain Three Hundred Sixty-Six Thousand Six Hundred Seven and No/100 Dollars ($366,607) (as adjusted under Section 4(b) below, the "Holdback Amount") of the Initial Purchase Price.

          (b) Intermediate Post-Closing Adjustment. Within 30 days after the Closing Date, the Sellers shall deliver to Purchaser the Closing Date Balance Sheet, together with a certificate of the Sellers that the Closing Date Balance Sheet is accurate, complete and in accordance with the books and records of the Company (which books and records are also correct and complete) and presents fairly the financial position and assets and liabilities of the Business as of its date and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis. Within 15 days after the delivery of the Closing Date Balance Sheet, the Purchase Price shall be adjusted in the following manner:

               (i) if the Closing Date Book Value is less than the Initial Purchase Price, the Purchase Price shall be reduced by an amount equal to the difference between (A) the Closing Date Book Value, minus (B) the Initial Purchase Price, and the Company shall deliver to Purchaser by wire transfer to an account designated by Purchaser an amount equal to such difference (less any amount by which the Holdback Amount is reduced under this Section 4(b), which amount shall be retained by Purchaser);

               (ii) if the Closing Date Book Value is greater than the Initial Purchase Price, the Purchase Price shall be increased by an amount equal to the difference between (A) the Initial Purchase Prince, minus
          (B) the Closing Date Book Value, and Purchaser shall deliver to the Company by wire transfer to an account designated by the Company an amount equal to such difference (less any amount by which the Holdback Amount is increased under this Section 4(b), which amount shall be retained by Purchaser pending the adjustment to be made under Section 11 below);

               (iii) if the Closing Date Book Value is the same as the Initial Purchase Price, no adjustment shall be made.

     The Initial Purchase Price, plus or minus the adjustment made under this
Section 4(b), shall be referred to herein as the "Intermediate Purchase Price". Any adjustment in the Initial Purchase Price hereunder shall result in an adjustment of the Holdback Amount such that after such adjustment, the Holdback Amount shall equal ten percent of the Intermediate Purchase Price. Any adjustment in the Initial Purchase Price hereunder shall affect the cash portion of the Purchase Price only, and shall not result in any increase or reduction in the number of shares, if any, issued as a portion of the Purchase Price under
Section 5 hereof.

          (c) Final Post-Closing Adjustment. The final Purchase Price adjustments to occur after the Closing Date (the "Final Post-Closing Adjustments") shall take place as soon as practicable after the 180th day following the Closing (the "Final Post-Closing Adjustment Date"). On the Final Post-Closing Adjustment Date, subject to the terms and conditions of this Agreement, the Intermediate Purchase Price shall be reduced, if necessary, as set forth in Section 11 below. After the parties determine the appropriate reduction (the "Final Adjustment Amount") in the Intermediate Purchase Price in accordance with Section 11 below, the parties shall take the following action:

               (i) if the Final Adjustment Amount is less than the Holdback Amount, Purchaser shall deliver to the Company by wire transfer to an account designated by the Company an amount equal to the difference between (A) the Holdback Amount, minus (B) the Final Adjustment Amount, and Purchaser shall retain any balance of the Holdback Amount;

               (ii) if the Final Adjustment Amount is greater than or equal to the Holdback Amount, Purchaser shall retain the Holdback Amount, and the Seller shall not be liable to Purchaser for the amount, if any, by which the Final Adjustment Amount is greater than the Holdback Amount.

          (d) Allocation Agreement. At or prior to the Closing Date, Purchaser and the Company shall enter into an agreement (the "Allocation Agreement") substantially in the form of Exhibit G, specifying the manner in which the Purchase Price shall be allocated among the Assets and the other rights conferred on Purchaser pursuant hereto, including the non-competition agreement provided for in Section 19. Notwithstanding anything to the contrary contained herein, the execution and delivery of the Allocation Agreement shall not be a condition of Closing.

     5.   Optional Payment of Purchase Price in Purchaser Stock.

          (a) Purchaser shall at the Closing have the right to make the payment of the Initial Purchase Price in either cash as provided in Section 4(a) above or eighty percent (80%) in cash and twenty percent (20%) in shares of common stock, par value $.50 per share, of Purchaser ("Purchaser Stock"), in which case Purchaser shall (i) pay to the Company at the Closing by wire transfer to an account designated by the Company an aggregate amount of One Million Five Hundred Sixty-One Thousand Eight Hundred Twenty-Nine and No/100 Dollars ($1,561,829) less the Holdback Amount, and (ii) deliver to the Company an aggregate number of shares (rounded up to the nearest whole share, the "Purchaser Shares") of Purchaser Stock equal to the quotient of Three Hundred Ninety Thousand Four Hundred Fifty-Seven and No/100 Dollars ($390,457) divided by the Market Price (as hereinafter defined).

          (b) "Market Price" shall mean the average of each trading day's high and low sales prices of Purchaser Stock as reported on The Nasdaq Stock Market during the five (5) consecutive trading days ending on (and including) the fifth trading day prior to the Closing Date, provided, however, that if the Purchaser Stock has not been traded on such five days, then the Market Price shall be the average of the average of each trading day's high and low sales prices of Purchaser Stock as reported on The Nasdaq Stock Market during the last five (5) consecutive trading days prior to the Closing Date upon which the Purchaser Stock was traded.

          (c) If Purchaser Shares are issued, the Company shall have certain additional rights as set forth below in Section 29(a).

     6.   Assumption of Certain Obligations.

          (a) American National Bank of Chicago Loan. Reference is hereby made to that certain loan with an outstanding principal balance of Five Million and No/100 Dollars ($5,000,000), which loan is evidenced by a Promissory Note executed by the Company in favor of American National Bank and Trust Company of Chicago (the "Bank Loan"), a copy of which will be provided to Purchaser. Purchaser agrees that provided that the transactions contemplated by this Agreement are consummated, it will on the Closing Date pay or cause to be paid to American National Bank of Chicago all amounts of outstanding principal, interest and other amounts owing under the Bank Loan such that each Seller is released from its obligations under or arising out of the Bank Loan, provided, however, that the Purchaser shall not pay any amounts owing under the Bank Loan as a result of any Seller's failure to pay amounts of principal or interest thereunder when due, including without limitation any additional interest accruing as a result of any Seller's failure to pay any such amounts when due.

          (b) Leases. Purchaser agrees that provided that the transactions contemplated by this Agreement are consummated, it will accept, assume and fully perform the obligations of the Company to be performed after the Closing under those Acquired Facility Leases and Non-Capitalized Leases assigned to Purchaser at the Closing. Such obligations to be assumed shall be only those obligations of the Company under those documents listed on Exhibits A and B and any amendments thereto made in compliance with Section 16(c) hereof.

          (c) Contracts. Purchaser agrees that provided the transactions contemplated by this Agreement are consummated, it will accept, assume and fully perform the Company's obligations from and after the Closing Date under those contracts assigned pursuant to Section 2(a)(x). Such obligations to be assumed shall be only such obligations of the Company under those contracts listed on Exhibit E-1 and any amendments thereto made in compliance with Section 16(c) hereof.

          (d) Trade Accounts Payable. Purchaser agrees that provided the transactions contemplated by this Agreement are consummated it will accept, assume, pay and discharge the Trade Accounts Payable, except for those Trade Accounts Payable determined by Purchaser in its reasonable discretion and designated in writing prior to the Closing to be subject to dispute.

          (e) Accrued Liabilities. Purchaser agrees that provided the transactions contemplated by this Agreement are consummated it will accept, assume, pay and discharge (i) any payroll taxes not yet due and payable as of the Closing Date and incurred by the Company in connection with the operation of the Business; and (ii) all salaries and wages owing by the Company with respect to the payroll period not yet ended as of the Closing Date.

          (f) Non-Assumption. All indebtedness (including the indebtedness evidenced by the Sheppard Note), obligations, claims and other liabilities (absolute, contingent or otherwise) of whatsoever nature of the Company not specifically assumed by Purchaser pursuant to this Section 6 shall be and remain the sole obligation of the Company, and each Seller shall indemnify and hold Purchaser harmless against and from any and all such liabilities and all Costs, as defined in Section 20, incurred by Purchaser and arising out of or attributable to any such liabilities. Each Seller agrees that it will pay or otherwise provide for the payment and discharge of all such liabilities, including without limitation any liabilities or obligations, tax or otherwise, imposed on or incurred by such Seller as a result of the transactions contemplated by this Agreement, provided, however, that Seller may withhold payment with respect to such liabilities in the course of Seller's good faith dispute of such liabilities so long as the withholding of such payment does not cause liability or Costs to accrue to Purchaser.

     7.  Lease Renegotiations; Discharge of Obligations Under Capitalized
Leases.

          (a) Acquired Facility Leases; Non-Capitalized Leases. Purchaser shall have the right to review all of the lease files of the Company and to negotiate or attempt to negotiate amendments to the terms of the Acquired Facility Leases and Non-Capitalized Leases with the respective lessors. Purchaser shall inform the Company and obtain the Company's approval of any proposed modification of the terms of any such lease which would materially increase the lessee's liability under such lease, unless such proposed modification includes a provision that the Company shall have no liability with respect to such increased liability.

          (b) Capitalized Leases. The Company shall discharge all of its obligations and liabilities under the Capitalized Leases at or prior to the Closing and shall transfer the property subject to such leases to Purchaser at the Closing as provided for in Section 2 hereof; provided, however, that in the event such obligations and liabilities are not discharged by the Company at or prior to the Closing, a portion of the Purchase Price to be paid at the Closing equal to the amount of such obligations and liabilities shall be withheld and applied to such discharge and arrangements satisfactory to Purchaser shall be made to provide for the transfer of the property subject to such leases to Purchaser.

     8. Closing. The closing ("Closing") of the sale contemplated herein shall take place at such place as the parties may mutually agree upon at 9:00 a.m. on July 21, 1995; provided, however, that if the Closing does not take place on such date, it shall take place on the date following the date on which all conditions precedent to the Closing have been met or on such other date (the "Closing Date"), at such other place, or at such other time as the parties may mutually agree upon, provided however, that Purchaser at its option may elect to have the Closing occur by mail or by facsimile transmission. The transactions contemplated by this Agreement shall be effective as of the close of business on the Closing Date.

     9.   Consents to Assignments of Leases.

          (a) Prior to Closing and subject to clause (b) below, the Sellers shall obtain written consents of lessors to the assignment to Purchaser and to the subsequent assignment to Vallen Safety Supply Company, a Texas corporation and the wholly owned subsidiary of Purchaser ("Safety"), of the Acquired Facility Leases and Non-Capitalized Leases to the extent such consents are required by such leases or are reasonably deemed to be required by Purchaser's counsel, such assignments and consents to be substantially in the form attached hereto as Exhibit H; provided that this provision shall not be interpreted to require or permit the Sellers to pay any premium or agree to an extended or additional guaranty of any of such leases or similarly to enter into any agreement increasing its obligations under such leases. In the event any such required consent with respect to an Acquired Facility Lease is not so obtained, Purchaser shall have the right to reject the assignment of such Acquired Facility Lease; provided, however, that at the Sellers' request Purchaser shall, if the Sellers obtains the lessor's consent to the sublease to Purchaser and the subsequent sublease to Safety, sublet such Acquired Facility from the Company on terms and conditions not less favorable than those applicable to the tenant under the original lease. In the event Purchaser rejects the assignment of any Acquired Facility Lease as provided for in the preceding sentence and the Sellers do not require a sublease of such lease, then, at the option of Purchaser, such Acquired Facility Lease may be excluded from this transaction. The Sellers shall inform Purchaser of any failure to obtain any lessor's consent to any assignment of an Acquired Facility Lease, and of the Sellers' request, if any, that Purchaser nevertheless accept a sublease of such Acquired Facility Lease, at least five (5) business, days prior to the Closing Date. The Sellers agree to use their commercially reasonable best efforts to secure, prior to the Closing, a written certification in the form of Exhibit H from each of the Company's lessors with respect to each of the Acquired Facility Leases or Non-Capitalized Leases.

          (b) Purchaser and the Sellers hereby acknowledge and agree that certain of the Acquired Facilities are subject to an oral agreement between the Company and the lessor of each such Acquired Facility, all as more particularly indicated on Exhibit A hereto (the "Oral Lease Agreements"). Prior to Closing, (i) the Sellers shall obtain consents of each such lessor to the assignment to Purchaser and to the subsequent assignment to Safety of all of the Company's rights in and under each such oral agreement, the form and manner of which consents shall be reasonably acceptable to Purchaser, and (ii) so long as such consents are reasonably acceptable to Purchaser, Purchaser shall acknowledge in writing that the Sellers have satisfied all obligations under this Section 9(b).

     10. Access to Information, Premises. Prior to the Closing, the Sellers shall give to Purchaser, its counsel, accountants, employees and other representatives, access during normal business hours to all of the Company's properties, books, contracts, commitments and records which relate to the Business; and the Sellers shall cause Purchaser to be afforded access to the work papers (insofar as they relate to the Business) of the Company's independent accountants and shall furnish Purchaser with such information concerning the Business as Purchaser may reasonably request. Purchaser shall have the right to conduct an examination of the balance sheets and financial statements of the Company relating to the Business for any interim period after July 31, 1994 and to cause audited balance sheets and financial statements of the Business to be prepared at Purchaser's expense. For a period of three years from and after the Closing Date, Purchaser shall continue to be afforded such access to the extent Purchaser shall reasonably require for any proper purpose, including the preparation of tax returns, financial statements and reports filed with the Securities and Exchange Commission, and the Sellers agree to preserve and maintain all such books and records during such period. Pending the Closing, the Company shall cause its employees, counsel and independent auditors to be available to assist Purchaser, its counsel, accountants, employees and other representatives with respect to the transactions contemplated by this Agreement.

     11.  Accounts Receivable; Adjustment of Purchase Price.

          (a) Valuation and Adjustment. If any Account Receivable is not paid within 180 days of Closing, Purchaser shall deliver to the Company, as soon as practicable after the expiration of such 180-day period an accounting of Accounts Receivable sums paid and amounts owing as of such 180th day following the Closing Date (the "Determination Date"). Based upon Purchaser's accounting of the Accounts Receivable, the Purchase Price shall then be reduced, if necessary, by an amount (the "Final Adjustment Amount") equal to the sum of 100% of all Accounts Receivable that remain uncollected at the end of the 180-day period following the Determination Date (the "Aged Receivables"), which the Company shall be deemed to have purchased without recourse to or warranty of any sort from Purchaser.

          (b) Return Accounts Receivable. Concurrently with the adjustment to the Purchase Price provided for in Section 11(a) above, Purchaser shall convey to the Company all of the Aged Receivables. Purchaser shall execute and deliver such instruments of conveyance, assignment and transfer and take such actions as are necessary to convey and transfer to the Company the Aged Receivables.

     12. Representations and Warranties of Sellers. Except as disclosed on the Disclosure Schedule delivered to Purchaser simultaneously upon the execution and delivery of this Agreement (the "Disclosure Schedule"), each Seller jointly and severally represents, warrants, and agrees as follows:

          (a) Corporate; The Company's Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and duly qualified to do business in each jurisdiction in which such qualification is required, all of which jurisdictions are listed on the Disclosure Statement. The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement. All necessary corporate action required to be taken to authorize the execution, delivery and performance of this Agreement by the Company has been duly and validly taken. This Agreement constitutes the valid and legally binding obligations of the Company, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by the Company will not violate the articles of incorporation or by-laws of the Company. Copies of the articles of incorporation and bylaws of the Company have previously been delivered to Purchaser and are true and correct as of the date of this Agreement.

          (b) Sheppard's Authority. Sheppard has full right, power and authority to execute, deliver and perform this Agreement. This agreements constitutes the legal, valid and binding obligation of Sheppard, enforceable against Sheppard in accordance with its terms.

          (c) Validity of Contemplated Transactions; Etc. The execution, delivery and performance of this Agreement by each Seller will not contravene or violate (a) any law, rule or regulation to which such Seller is subject or (b) any judgment, order, writ, injunction or decree of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to such Seller; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of, or require the consent which has not been obtained of any other party to, any contract, commitment, agreement, lease, license, permit, authorization, document or other understanding, oral or written, to or by which such Seller is a party or otherwise bound or affected. No authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery and performance of this Agreement by each Seller.

          (d) Financial Information. The Sellers shall deliver to Purchaser, prior to the Closing, such financial information pertaining to the Business as is reasonably necessary, in the judgment of Purchaser or its independent accountants, to comply with Purchaser's financial and other reporting requirements. The Sellers have delivered to Purchaser prior to the date hereof the Initial Balance Sheet and the related consolidated statements of operations and cash flow of the Business for the nine-month period ended April 30, 1995 (together, the "Unaudited Financial Statements"). Except as disclosed on the Disclosure Schedule, such Unaudited Financial Statements (including without limitation all notes, comments, schedules and supplemental data contained in or annexed to such statements, correct and complete copies of all of which have been delivered to the Purchaser), are accurate, complete and in accordance with the books and records of the Company (which books and records are also correct and complete) and present fairly the financial position and assets and liabilities of the Business as of their date and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

          (e) Subsequent Events. Since April 30, 1995, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects of any of the Business. Without limiting the generality of the foregoing, since that date:

               (i) The Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business;

               (ii) The Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $25,000 or outside the ordinary course of business;

               (iii) no party (including the Company) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $25,000 to which the Company is a party or by which it is bound;

               (iv) no security interest, mortgage, claims or encumbrance has been imposed upon any of the Company's assets, tangible or intangible;

               (v) the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $25,000 or outside the ordinary course of business;

               (vi) the Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other entity (or series of related capital investments, loans, and acquisition) either involving more than $25,000, or outside the ordinary course of business;

               (vii) the Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligations either involving more than $5,000 singly or $25,000 in the aggregate;

               (viii) the Company has not delayed, postponed or accelerated the payment of accounts payable and other liabilities outside the ordinary course of business;

               (ix) the Company has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) either involving more than $5,000 or outside the ordinary course of business;

               (x) the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property, or to the Business Name;

               (xi) the Company has not experienced any damage, destruction, or loss not covered by insurance to its property;

               (xii) there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving the Company or the Business; and

               (xiii)  the Company has not committed to any of the foregoing.

          (f) Undisclosed Liabilities. The Company has no liabilities (and, to the best of each Seller's knowledge, there is no basis for any present or future action, suit, proceeding, investigation, claim or demand giving rise to any liability of the Borrower) except for liabilities reflected on the Initial Balance Sheet and liabilities which have arisen since April 30, 1995 in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law).

          (g) Statement of Leasehold Improvements, Fixtures and Equipment. Exhibit J accurately sets forth the original cost and net (depreciated) book value of the IFE as of April 30, 1995 prepared in accordance with generally accepted accounting principles. The Company has made no material additions to the IFE since April 30, 1995.

          (h) Title to Tangible Personal Property; Absence of Liens. The Company is the owner of and has good and marketable title to the IFE, the Inventory, and the other tangible Assets to be transferred hereunder, free and clear of all liens, pledges, mortgages, security interests, conditional sales agreements, charges, prior leases and encumbrances of any kind. The Company will convey, sell, assign, transfer and deliver the Assets free and clear of any liens, pledges, mortgages, security interests, charges or encumbrances of any kind.

          (i) Leases. Exhibits A, B and C set forth a correct description of the Acquired Facility Leases, Capitalized Leases and the Non-Capitalized Leases, respectively, and all amendments or modifications thereto as of the date hereof and all agreements ("related agreements") to which the Company is a party or by which it is bound and which define any rights or obligations pertaining to or affecting the operation or use of the property subject to such leases. The Sellers have delivered to Purchaser complete and correct copies of all of such instruments. Each such lease is valid and enforceable and is in full force and effect, all rent and other payments due thereunder prior to the Closing Date shall have been paid prior to the Closing Date, and, to each Seller's knowledge, there are no outstanding claims of a material nature of any lessor relating thereto which (i) affect the status of any lease or (ii) could be asserted against an assignee of any such lease. There is no outstanding event of default under any such lease or any related agreement by the Company, or, to each Seller's knowledge, by any other party thereto, nor has the Company taken any action or failed to take any action which, with the passage of time, would constitute such an event of default, nor does either Seller have any knowledge of any event or condition which, with the passage of time, would constitute such an event of default. Subject to obtaining the lessor's consent where required there will be no default or basis for acceleration under any Acquired Facility Lease, Capitalized Lease or Non-Capitalized Lease as a result of the transactions provided for in his Agreement. The Company is the lessee under each of the Acquired Facility Leases and Non-Capitalized Leases, has not assigned, surrendered or sublet (except pursuant to this Agreement) any of such leases, and has full power to assign such leases to Purchaser, free and clear of any liens, encumbrances or charges, subject only to the terms and conditions of the respective leases and to obtaining lessors' consents where required.

          (j) Adverse Events or Condition Affecting Distribution Centers. The Company has not been served with or received notice of any condemnation proceeding or similar action affecting any of the Acquired Facilities and, to the knowledge of each Seller, there is no such proceeding or action pending or threatened.

          (k) Contract Rights. The Sellers have provided to Purchaser a list or copies of all material contracts and open purchase orders relating to the Business. Each Seller jointly and severally represents that the vendor contracts and quotations listed on Exhibit E-1 are for pricing only and that the Company has no obligation to purchase any fixed amount of product other than when purchasing at the prices set forth therein the minimum quantity per release specified. All of the contracts to be transferred pursuant to Section 2(a)(x) are valid and enforceable and in full force and effect, and there is no default by the Company, or to each Seller's knowledge, any other parties thereto. If services are to be provided to the Company under any of such contracts, such services have been and are being performed satisfactorily and timely, substantially in accordance with the terms of the contract.

          (l) Inventory and Revenue Producing Equipment. All inventory and revenue producing equipment of the Business reflected on the Initial Balance Sheet, and all inventory and revenue producing equipment owned by the Business as of the date hereof, (a) was acquired in accordance with the regular business practices of the Business, (b) consisted and consists of items of a quality and quantity useable in the ordinary course of its business consistent with past practice, (c) was and is valued in conformity with generally accepted accounting principles applied on a consistent basis and (d) conformed and conforms to all applicable laws, ordinances, codes, rules and regulations relating thereto and to the construction, use, operation and maintenance thereof (except for such failures to conform as do not have a material adverse effect on the business, assets, operations, prospects or financial condition of the Business). None of such inventory or revenue producing equipment has been maintained other than in accordance with the regular business practices of the Business, and none of such revenue producing equipment is obsolete, other than any such revenue producing equipment that is fully depreciated on the Closing Date Balance Sheet.

          (m) Compliance with Laws. To each Seller's knowledge, the Business has been and is currently conducted in all material respects in conformity with all applicable federal, state and local laws and regulations which, if violated, would impair the conduct of such Business or impose liability in excess of $2,500 on the owner of such Business including, without limitation, zoning ordinances, the Occupational Safety and Health Act and all regulations thereunder, building codes and fire and environmental regulations and laws. The Company has not received any notice of an alleged violation of any such law which has not been remedied. The Company has obtained and maintained all permits, licenses, authorizations or orders of governmental or regulatory bodies which are material and necessary for the operation of the Business.

          (n) Litigation. To each Seller's knowledge, there is no litigation, action, suit, claim, proceeding or investigation pending, or to the knowledge of each Seller, threatened, nor is there any basis known to either Seller for any litigation, action, suit, claim, proceeding or investigation against either Seller or relating to the Assets which would
     (i) affect the title of the Company to the Assets, (ii) affect the Company's right to convey the Assets, (iii) adversely impair or affect in any way the use and enjoyment of the Assets, (iv) question, directly or indirectly, the Company's method of conducting the Business, or (v) question the validity of any action to be taken pursuant to or in connection with this Agreement. Except as listed on Exhibit K, the Company is not a party to any suit for breach of warranty, product liability or of a similar nature relating to or arising out of the sale of any of the types of merchandise to be sold hereunder as part of the Inventory.

          (o) Intellectual Property. The Company owns the entire right, title and interest in and to the intellectual property listed on Exhibit F-1 hereto. The Company has not assigned any of such intellectual property or granted any licenses to third parties with respect to such intellectual property. There is no pending, or to the knowledge of each Seller, threatened challenge to the use of such intellectual property. Use of such intellectual property does not infringe on the right, title or interest of any third party.

          (p)  Employee Benefit Matters.

               (i) Exhibit O attached hereto provides a description of the following which is currently sponsored, maintained, or contributed to by the Company, or to which the Company is required to contribute, for the benefit of the employees of the Company:

                    (A) each "employee benefit plan," as such term is defined in
               Section 3(3) of ERISA ("Plan"); and

                    (B) each personnel policy, stock option, stock purchase or stock grant plan, bonus, profit sharing or annuity plan or arrangement, commission and/or incentive award or compensation plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation excess or supplemental income plan or arrangement, consulting agreement, employment agreement, collective bargaining agreement, or any other plan, agreement, arrangement, program, practice or understanding providing holiday, sickness, option days (including notice), termination of job guarantee pay or benefits, or fringe benefits, and each other employee benefit plan, agreement, arrangement, program, practice, or understanding which is not described in Section (p)(i)(A) ("Benefit Program or Agreement"), whether written or unwritten, formal or informal, enforceable or unenforceable and under which the Company has or may have any liability or obligation, contingent or otherwise.

               (ii) To the Company's knowledge, true, correct, and complete copies of each of the Plans, and related trusts or other funding medium, if applicable, including all amendments thereto, have been furnished to Purchaser. There have also been furnished to Purchaser, true, correct, and complete copies of all Benefit Programs or Agreements. There have also been furnished to Purchaser with respect to each Plan and Benefit Program or Agreement (a) the most recent Internal Revenue Service determination or ruling letter, if applicable, (b) the most recent summary plan description, if applicable, and (c) the most recent annual report (and all schedules and exhibits appurtenant thereto), if applicable.

               (iii) Neither the Company nor any other entity, whether or not incorporated, which is deemed to be under common control (as defined in Section 414 of the Code, or 4001(b) of ERISA) with the Company ("Commonly Controlled Entity") maintains or contributes to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that both (I) is a defined contribution plan described in Section 3(34) of ERISA or Section 414(i) of the Code, or that is a defined benefit plan described in Section 3(35) of ERISA or Section 414(j) of the Code, and (II) gives, or will give, rise to any liability of the Company for (i) any delinquent premium payments due under Section 4007 of ERISA with respect to any such defined benefit plan, or (ii) any unpaid minimum funding contributions that would result in the imposition of a lien on any Assets pursuant to Section 412(c)(11) of the Code or Section 302(c)(11) of ERISA. Neither the Company nor any Commonly Controlled Entity sponsors or sponsored, or maintains or maintained any defined benefit plan (described in the immediately preceding sentence) that has been, or will be, terminated in a manner that would result in any liability of the Company to the Pension Benefit Guaranty Corporation or that would result in the imposition of a lien on any Assets, pursuant to Section 4068 of ERISA. At no time during the five (5) consecutive year period immediately preceding the first day of the year in which the Closing Date occurs has the Company or any Commonly Controlled Entity participated in or contributed to any multiemployer plan defined in Section 4001(a)(3) of ERISA, or
          Section 414(f) of the Code, nor during such period has the Company or any Commonly Controlled Entity had an obligation to participate in or contribute to any such multiemployer plan. No agreement subject to
          Section 4204 of ERISA has been entered into in connection with the transactions contemplated by this Agreement. The Company is not obligated under any agreement or other arrangement pursuant to which compensation or benefits will become payable as a result of the consummation of the transactions contemplated in this Agreement other than the Plans or Benefit Programs or Agreements. Neither the Company nor any of its respective directors, officers, employees or agents, has, with respect to any Plan, that is or has been established by or contributed to, or with respect to which costs or liabilities are accrued by the Company, engaged in any conduct that would result in any material taxes or penalties on prohibited transactions under Section 4975 of the Code or under Section 502(i) or
          (1) of ERISA or in breach of fiduciary duty liability under Section 409 of ERISA which, in the aggregate, could have a material adverse effect on the Business or on the use or value of the Assets and no actions, investigations, suits or claims with respect to the fiduciaries, administrators or assets of any such Plan (other than routine claims for benefits) is pending or threatened, which, in the aggregate could reasonably be expected to give rise to material liability of the Company, that could have a material adverse effect on the Business or on the use or value of the Assets. None of the Company's welfare benefit plans (as defined in Section 3(1) of ERISA) provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company. Any and all plans, policies, programs or arrangements of the Company or any Commonly Controlled Entity which are subject to Section 4980B of the Code have been and are in compliance with the requirements of Section 4980B of the Code and Part 6 of Title I of ERISA. The consummation of any of the transactions contemplated by this Agreement shall not cause a transfer of liability with respect to any of the Plans or Benefit Programs or Agreements from the Company to Purchaser either by law or pursuant to the terms of any such Plan or Benefit Program or Agreement.

          (q) Tax Matters. (i) The Company has timely filed all federal, state and local tax returns with respect to all federal, state and local taxes that it was required to file with respect to the Business. All such tax returns were correct and complete in all respects. All taxes owed with respect to the Business (whether or not shown on any tax return) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any tax return. No claim has ever been made by an authority in a jurisdiction where the Business does not file tax returns that it is or may be subject to taxation by that jurisdiction. There are no security interests, liens or encumbrances on any of the assets of any of the Business that arose in connection with any failure (or alleged failure) to pay any tax; (ii) The Company has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party of or with respect to the Business. There is no dispute or claim concerning any tax liability of the Business either (A) claimed or raised by any authority in writing or (B) as to which either Seller has knowledge based upon personal contact with any agent of such authority; (iv) the Company has not waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency; (vi) the Company is not a party to any tax allocation or tax sharing agreement nor is the Company subject to any liability for taxes of any other party; and
     (vii) the Unaudited Financial Statements properly make provision for any tax liability of the Company through the dates thereof.

          (r) Environmental Matters. In addition to the representations and warranties in Section 12(m) hereof and not in limitation thereof, and except as disclosed on the Disclosure Schedule, (a) no releases of Hazardous Materials (as defined in this Section 12(r)) have occurred at or from the South Holland Facility (as hereinafter defined), (b) there are no past, pending, or threatened Environmental Claims (as defined in this Section 12(r)) against the Company relating to the South Holland Facility,
     (c) there are no leaking underground storage tanks located at the South Holland Facility and (d) there are no facts, circumstances, or conditions that could reasonably be expected to restrict, under any Environmental Law or Environmental Permit (each as defined in this Section 12(r)) in effect prior to or at the Closing Date, the ownership, occupancy, use or transferability of any of the Assets. No Seller has actual knowledge of any release of Hazardous Materials having occurred at or from any Acquired Facility, or of any past, pending or threatened Environmental Claims against the Company relating to any Acquired Facility. As used in this
     Section 12(r):

               (i) "Environmental Claims" means any and all administrative or judicial actions, suits, orders, claims, liens, notices, violations or proceedings related to any applicable Environmental Law or any Environmental Permit brought, issued or asserted by: (A) a governmental authority for compliance, damages, penalties, removal, response, remedial or other action pursuant to any applicable Environmental Law or (B) a third party seeking damages for personal injury or property damage resulting from the release of a Hazardous Material at, to or from any Acquired Facility, including without limitation employees of the Business seeking damages for exposure to Hazardous Materials;

               (ii) "Environmental Laws" means all federal, state and local laws, statutes, ordinances, codes, rules and regulations related to protection of the environment or the handling, use, generation, treatment, storage, transportation or disposal of Hazardous Materials;

               (iii) "Environmental Permit" means all permits, licenses, approvals, authorizations or consents required by any governmental authority under any applicable Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a governmental authority under any applicable Environmental Law; and

               (iv) "Hazardous Material" means any hazardous or toxic substance, material or waste which is regulated as of the Closing Date by any state or local government authority or the United States of America, including without limitation any material or substance that is: (A) defined as a "hazardous substance" under applicable state law, (B) petroleum, (C) friable asbestos, (D) designated as a "hazardous substance" pursuant to section 311 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S)1251 et seq. (33 U.S.C.
          (S) 1321), (E) defined as a "hazardous waste" pursuant to section
          1004 of the

          Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)6901 et seq. (42 U.S.C. (S)6903), (F) defined as a "hazardous substance" pursuant to section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. (S)9601 et seq. (42 U.S.C. (S)9601), (G) defined as a "regulated substance" pursuant to section 9001 of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)6901 et seq. (42 U.S.C. (S)6991) or (H)
          otherwise regulated under the Toxic Substances Control Act, 15 U.S.C.
          (S)2601, et seq., the Clean Air Act, as amended, 42 U.S.C. (S)7401, et seq., the Hazardous Materials Transportation Act, as amended, 49 U.S.C. (S)1801, et seq., or the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C. (S)136, et seq.

          (s) Accounts Receivable. All accounts receivable, notes receivable and other receivables of the Company, whether reflected in the Initial Balance Sheet or otherwise, represent amounts due in respect of bona fide transactions and operations in the ordinary course of business as currently conducted by the Company in accordance with its normal credit practices, and there are no facts or circumstances which will cause such receivables not to be current and collectable net of any reserves or allowances for accounts receivable reflected in the Initial Balance Sheet (which reserves or allowances were calculated on a basis consistent with past practice) and are adequate.

          (t) Employees. Except as set forth on Exhibit O, there are no existing employment agreements with employees of the Business. To each Seller's knowledge, no executive, key employee, or group of employees has any plans to terminate employment with the Business, except as contemplated in the Company Consulting Agreement with respect to Neil Sheppard. The Business is not a party to or bound by any collective bargaining agreement or other contracts or agreements with any labor organization, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. There are no pending charges or petitions before the National Labor Relations Board with respect to the Business or any of its employees, nor is the Company party to any settlement agreement or any order with respect thereto. Neither Seller has knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Business.

          (u) Accurate Copies. All copies of leases, financial statements, schedules and any other document or instruments required to be delivered to Purchaser by the Company pursuant to the terms of this Agreement are and will be true, correct and complete copies of the document or instrument represented thereby.

          (v) Brokers. Neither Seller has agreed to pay any party a commission, finder's fee or similar payment in regard to this Agreement or any matter related hereto and has not taken any action on which a claim for any such payment could be based.

          (w) Condition of IFE. The Improvements, Fixtures and Equipment are in good operating condition and repair and fit for the use for which intended, ordinary wear and tear excepted.

          (x) Insurance. Exhibit P contains a true and complete description of the insurance coverage in effect currently and of any general liability, property and casualty insurance coverage in effect at any time during the past five years with respect to the Company and its business and properties, together with a description of any and all insurance claims in excess of $10,000 individually and $50,000 in the aggregate made by the Company during the past five years. The Company has at all times during the past five years maintained insurance coverage substantially similar to the insurance coverage currently in effect. There has been no material default under any such coverage, nor has there been any failure to give any notice or present any claim under any such coverage in a timely fashion or in the manner or detail required by the policy or binder. There are no outstanding unpaid premiums other than premiums accrued but not yet payable in the ordinary course of business of the Company, and there are no provisions in any insurance coverage of the Company for retroactive or retrospective premium adjustments. No notice of cancellation or nonrenewal with respect to, or disallowance of any claim under, any such coverage has been received by the Company. All general liability insurance policies and all products liability policies maintained by the Company are and historically have been occurrence policies. There are no outstanding performance bonds or other surety arrangements covering or issued for the benefit of either the Company or its business or as to which the Company has or may incur any liability.

          (y) Conduct of Business. Since April 30, 1995, the Business has been conducted in the ordinary course and consistently with past practices. All dispositions of assets and acquisition of Inventory since such date were made in the ordinary course of business.

          (z) Disclosure. No representation or warranty by the Sellers in this Agreement or in any document, certificate or schedule furnished or to be furnished by the Sellers to Purchaser pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the facts contained therein not misleading.

     13. Representations and Warranties of Purchaser. Purchaser represents and warrants as follows:

          (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, with the corporate power to carry on its business as now conducted.

          (b) Purchaser has the corporate power to enter into and perform its obligations under this Agreement. The execution, delivery and performance by Purchaser of this Agreement have been duly and validly authorized by Purchaser. The execution, delivery and performance of this Agreement by Purchaser will not violate the articles of incorporation or by-laws of Purchaser or the terms of any material agreement to which Purchaser is a party or by which it or its properties are bound or any statute, regulation, judgment, order, writ, decree or injunction applicable to Purchaser. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms. All consents, approvals, orders, authorizations or filings with any federal or state governmental authority on the part of Purchaser required in connection with the consummation of the transactions contemplated hereby shall have been obtained prior to and be effective as of the Closing Date. No consent of third parties which has not or will not be received by the Closing is required to permit Purchaser to validly consummate the transactions contemplated hereunder.

          (c) There is no litigation, proceeding or investigation pending, or to the knowledge of the Purchaser threatened, nor is there any basis known to Purchaser for any litigation, proceeding or investigation against Purchaser which would question the validity of any action to be taken pursuant to or in connection with this Agreement.

          (d) Neither Purchaser nor any party acting on its behalf has agreed to pay any party a commission, finder's fee or other similar payment in regard to this Agreement or any matter related hereto or taken any action on which a claim for any such payment could be based.

          (e) No representation or warranty made by Purchaser in this Agreement or in any document, certificate or schedule furnished or to be furnished by Purchaser to the Sellers pursuant to this Agreement or in connection with the transactions contemplated hereby, contains or shall contain any untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the facts contained therein not misleading.

     14. Conduct of Business Pending Closing. Each Seller jointly and severally agrees that pending the Closing and except as otherwise consented to or approved by Purchaser in writing:

          (a) The Company shall, and Sheppard shall cause the Company to carry on the Business diligently, in the normal course and substantially in the same manner as heretofore. The Company shall, and Sheppard shall cause the Company to acquire Inventory in the operation of the Business in accordance with its normal course of business and not to acquire any new types or lines of merchandise.

          (b) Each Seller will use its best efforts to preserve the organization of the Business intact and to preserve for Purchaser the goodwill of the Company's suppliers, customers and others having business relations with the Business.

          (c) The Company shall, and Sheppard shall cause the Company to duly comply with all provisions of the Acquired Facility Leases, the Capitalized Leases and the Non-Capitalized Leases and with all applicable laws and regulations which if violated might impair the conduct of the Business or impose material liability on the owner of such Business.

          (d) The Company shall, and Sheppard shall cause the Company to continue all normal repairs, servicing, replacement, maintenance and upkeep of the IFE and the Inventory, provided however, that the Company shall not, and Sheppard shall cause the Company to not undertake any remodeling of the IFE without Purchaser's consent. The Company shall not, and Sheppard shall cause the Company to not make any capital addition to the IFE without the consent of Purchaser. The Company shall, and Sheppard shall cause the Company to maintain all insurance now in force covering the Assets.

     15. Accounts Receivable. The Sellers will deliver to Purchaser at the Closing a listing of all the Accounts Receivable and the balances thereof. If the Company receives any remittance in payment of an Account Receivable it will immediately forward such remittance to Purchaser in the form received, properly endorsed to Purchaser. In connection with any efforts to collect any of the Accounts Receivable, no Seller shall take actions that would reasonably be expected to adversely affect or impair the Purchaser's ongoing relationships with the customers of the Business. Purchaser shall notify the obligors under the Accounts Receivable of the transfer of such Accounts Receivable and direct that payment of such Accounts Receivable be made directly to Purchaser. Purchaser shall make collection efforts with regard to the Accounts Receivable in accordance with normal and customary industry practices.

     16. Conditions Precedent to Purchaser's Obligations. All obligations of Purchaser under this Agreement are subject to the fulfillment prior to Closing of each of the following conditions:

          (a) Representations and Warranties. Purchaser shall not have discovered any material error, misstatement or omission in the representations and warranties by the Sellers contained in this Agreement.

          (b) True and Correct at Closing. The Sellers' representations and warranties contained in this Agreement shall be true as of the Closing; all obligations and agreements required by this Agreement to be performed by either Seller (or both Sellers) shall have been performed, and the Sellers shall have delivered to Purchaser an appropriate certificate to such effect.

          (c) Leases and Contracts. No amendment or modification shall have been made to or termination or cancellation effected with respect to any of the leases or other agreements or instruments listed in Exhibits A, B, C or E except as contemplated by Section 7 or with the express written consent of Purchaser which consent shall not be unreasonably withheld.

          (d) Opinion of Sellers' Counsel. Purchaser shall have received from counsel for the Sellers, a favorable written opinion, dated the Closing Date, addressed to Purchaser and reasonably satisfactory in form and substance to Purchaser and its counsel as to matters set out on Exhibit L.

          (e) Form of Documents. The form of all documents required to be delivered to Purchaser hereunder shall be approved by Mayor, Day, Caldwell & Keeton, L.L.P., counsel for Purchaser, provided that any objections raised by such counsel shall be reasonable and consistent with this document, and there shall have been furnished to such counsel by the Sellers such corporate and other records, certificates of officers of the Company and other information as such counsel may reasonably request.

          (f) No Litigation. None of the parties hereto shall be a party to or shall have received notice of any suit or threatened suit to enjoin or restrain any or all of the transactions contemplated herein or to nullify or render ineffective all or any part of such transactions if accomplished or alleging damages in connection therewith.

          (g) Environmental Report. The Purchaser shall have received a report, in form and substance satisfactory to Purchaser, of an environmental engineering firm selected by Purchaser, at its sole cost and in its discretion, with respect to the condition of the Acquired Facilities and the environmental aspects of Business.

          (h) Sheppard Lease. Purchaser and Sheppard shall have executed and delivered a triple net lease agreement (the "Sheppard Lease") in form satisfactory to each such party, pursuant to which Purchaser agrees to lease from Sheppard that certain facility located in South Holland, Illinois and more particularly described in the Sheppard Lease (the "South Holland Facility"), all pursuant to the terms and conditions more specifically set forth therein.

          (i) No Material Adverse Change. There shall not have occurred a material adverse change in the business, assets, operations, prospects or condition (financial or otherwise) of the Business.

     17. Conditions Precedent to Sellers' Obligations. All obligations of the Sellers under this Agreement are subject to the fulfillment prior to Closing of each of the following conditions:

          (a) Representations and Warranties. Neither Seller shall have discovered any material error, misstatement or omission in the representations and warranties by Purchaser contained in this Agreement.

          (b) True and Correct at Closing. All representations and warranties of Purchaser contained in this Agreement shall be true as of the Closing; all obligations and agreements required by this Agreement to be performed by Purchaser shall have been performed, and Purchaser shall have delivered an appropriate certificate to such effect.

          (c) Opinion of Purchaser's Counsel. The Sellers shall have received from Mayor, Day, Caldwell & Keeton, L.L.P., a favorable written opinion dated the Closing Date, addressed to each Seller and reasonably satisfactory in form and substance to the Sellers and its counsel, as to the matters set out in Exhibit M hereto.

          (d) No Litigation. None of the parties hereto shall be a party to or shall have received notice of any suit or threatened suit or enjoin or restrain any or all of the transactions contemplated herein or to nullify or render ineffective such transactions if accomplished or alleging any damages in connection therewith.

          (e) Sheppard Lease. Purchaser and Sheppard shall have executed and delivered the Sheppard Lease.

          (f) Form of Documents. The form of all documents required to be delivered to the Sellers hereunder shall be approved by counsel for the Sellers, provided that any objections raised by such counsel shall be reasonable and consistent with this document, and there shall have been furnished to such counsel by Purchaser such corporate and other records, certificates of officers of Purchaser and other information as such counsel may reasonably request.

     18. Further Covenants of Sellers. Each Seller hereby covenants and agrees as follows:

          (a) Notices and Consents. Each Seller will give any notices to third parties, and such Seller shall obtain any third party consents, that may be necessary in connection with its consummation of the transaction contemplated by this Agreement, provided, however, that the Sellers shall have 90 days after the Closing to obtain any third party consents necessary for the transfer of any Inventory items to Purchaser, which Inventory items bear the trademark, logo or other protected intellectual property of such third party. Each of the parties will give any notices to, make any filings with, and use its commercially reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in this Agreement.

          (b) Acquired Facility Leases. From and after the Closing, the Company will not take any action or fail to take any action required of the Company and not assumed by Purchaser which would cause a default under any Acquired Facility Lease covering an Acquired Facility sublet to Purchaser pursuant to Section 9 hereof.

          (c) Employment Matters. It is understood that the Company's employees directly involved in the operation of the Business will be terminated as of the Closing Date. Purchaser shall have the right but not the obligation to enter into employment arrangements with any such employee from and after the Closing Date. Purchaser shall have the opportunity to interview and consider the Company's employees for employment in connection with Purchaser's operation of the Assets. Purchaser may interview all such employees who duly submit applications to Purchaser and shall have the right but not the obligation to discuss employment arrangements with any such employees. Such interviews may be conducted on premises owned or operated by the Company and the Company shall permit any employee to attend such an interview during normal working hours.
     Purchaser shall not be under any obligation to employ, and neither Seller shall be under any obligation to attempt to cause Purchaser to employ those persons interviewed by Purchaser. In the event Purchaser elects to offer employment to any such employee of the Company, neither Seller shall attempt to prevent or dissuade any such employee from entering into the employ of Purchaser. At the request of Purchaser, the Sellers shall cooperate fully with Purchaser to transfer to Purchaser the Company's experience rating with any and all applicable state agencies or authorities. Except as otherwise expressly provided in this Agreement, all liabilities for salaries, compensation, vacation time, sick time, severance pay and other benefits accrued for the benefit of employees prior to the Closing Date shall be the sole responsibility of the Company and shall not be assumed by Purchaser. The employees of the Company shall not be deemed to be third party beneficiaries of the provisions of this Section 18(c) and no such employee shall acquire any right hereunder. The Company shall give any notice required under the Worker Adjustment and Retraining Act of 1988, as amended, and shall be responsible for payments, if any, to the Company's employees pursuant to such Act.

          (d) Tax Receipts. As promptly as possible after the Closing, the Sellers shall furnish to Purchaser receipts, tax certificates or other evidence satisfactory to Purchaser showing payment of all sales and use taxes payable with respect to the Assets.

          (e) No Solicitation. Neither the Company nor Sheppard, nor any of their officers, directors, employees, representatives, agents or affiliates, as applicable, shall, directly or indirectly, knowingly encourage, solicit or initiate in any way any discussions or negotiations with, or, except (i) to the extent otherwise required by their fiduciary obligations under applicable law pursuant to advice of counsel for the Sellers (the receipt of which shall be confirmed in writing to Purchaser by the Sellers) or (ii) to the extent necessary to effect the terms of this Agreement, knowingly provide any information to any corporation, partnership, person or other entity or group (other than Purchaser or any affiliate or associate of Purchaser or any authorized adviser to or representative of Purchaser) concerning any acquisition, purchase, sale or other similar transaction involving the Business or the Assets. Promptly after the execution of this Agreement, the Sellers will terminate all discussions and negotiations with any person (other than Purchaser) with respect to any of the foregoing. Nothing contained in this Section 18(e) shall prohibit the Company or its Board of Directors from making such disclosure to the Company's stockholders or taking such other action which, in the judgment of the Board of Directors with the advice of counsel, may be required under applicable law or under its fiduciary duties. The Sellers will promptly communicate to Purchaser the terms of any proposal or inquiry which it may receive in respect of any such transaction, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with the Seller.

          (f) Change of Name. On or within fifteen (15) days after the date hereof, the Sellers shall take all necessary action to change the Company's current name, Safety Centers Incorporated, to a name not the same as or similar to the Business Name or any other symbol, trademark, service mark, logo or trade name now used by any Seller.

          (g) Use of Business Name. Each Seller covenants not to use the Business Name or any similar names from and after the Closing Date.

     19. Non-Competition Agreement. As a material inducement to Purchaser to purchase the Assets, each Seller agrees that for a period of five years from and after the Closing Date, neither of the Sellers nor any person or entity controlling, controlled by or under common control with such Seller (an "affiliate") shall, directly or indirectly, own, manage, control, or have any interest in any corporation, partnership, or other entity which carries on a business similar to and which would be competitive with the Business, as operated on the Closing Date, in those geographical areas specified in Exhibit
N. Notwithstanding the foregoing, none of the following activities shall be a violation of this Section 19:

          (a) Neil Sheppard's activities in connection with Shepco Partners, an Illinois partnership ("Partners"), manufacturing and distributing safety shoes under an agreement (the "Shoe Contract") to be entered into between Partners and Florsheim, Inc. ("Florsheim"), so long as any safety products and other equipment other than safety shoes provided by Partners to Florsheim under the Shoe Contract shall be provided to Partners by Purchaser or Safety for consideration equal to an amount that would be paid in a third party contract for substantially similar equipment;

          (b) Unless and until Purchaser acquires substantially all of the assets of [Shepco Manufacturing Company] ("Shepco"), activities involving the business of Shepco as such business is conducted as of the Closing Date, whether through ownership or operation of, or consultation with Shepco by any Seller, so long as the product line of Shepco is not expanded beyond the scope such product line as it exists as of the Closing Date;

          (c) activities involving the distribution of insoles and anti-vibration grip kits by Viscolas, Inc. ("Viscolas"), whether through ownership or operation of, or consultation with Viscolas by any Seller;

     Should any court of competent jurisdiction determine that, consistent with the established precedent of the forum state, the public policy of such state requires a more limited restriction in the territory, duration, nature of restricted activity, or any combination thereof, it would be in furtherance of the intentions of the parties hereto for the court to so interpret and construe the terms of this section to apply to only such more limited restriction to an appropriate degree.

     20.  Indemnification.

          (a) Indemnification by Sellers. Each Seller jointly and severally agrees to indemnify and hold Purchaser harmless against and from any and all taxes, claims, liabilities, damages, losses, costs and expenses, including without limitation reasonable attorneys' fees and other expenses of defending any actions or claims, amounts of judgments and amounts paid in settlement (collectively, all of the foregoing being called "Costs"), incurred by Purchaser and arising out of or attributable to (i) any breach of any representation, warranty or covenant made by either Seller herein or in any certificate or writing furnished by either Seller pursuant hereto,
     (ii) any nonfulfillment of any agreement hereunder or entered into in connection herewith by either Seller; (iii) the Company's performance or non-performance prior to the Closing of or under any lease or other contract assigned to Purchaser hereunder, (iv) the existence of any lien, claim, pledge, security interest, mortgage, interest or minor defect in title subject to which the Assets are delivered to Purchaser pursuant to this Agreement, (v) the sublease of any Acquired Facility Lease to Purchaser made at the request of the Sellers as provided for in Section 9 hereof or (vi) any claim, known or unknown, arising out of, or by virtue of, or based upon the Company's business and operations (including, without limitation, any product liability or warranty claim arising out of the sale) except to the extent expressly assumed by Purchaser pursuant to
     Section 6 hereof, and (vii) any liability or obligation involving an Environmental Claim or which otherwise relates to or involves a claim, liability or obligation which arises out of is based upon any Environmental Law to the extent that such liability or obligation relating to or arises out of, in whole or in part, any activity occurring, condition existing, omission to act or other matters existing prior to the Closing Date.

          (b) Indemnification by Purchaser. Purchaser agrees to indemnity and hold each Seller harmless against any and all Costs, as defined in Section 20(a), incurred by such Seller and arising out of or attributable to (i) any breach of any representation, warranty or covenant made by Purchaser herein or in any certificate or writing furnished by Purchaser pursuant thereto; (ii) any nonfulfillment of any agreement hereunder or entered into in connection herewith by Purchaser; (iii) the failure of Purchaser to fulfill the obligations specifically assumed by it pursuant to Section 6 hereof or (iv) any claim arising out of or by virtue of or based upon Purchaser's operation of the Business after the Closing Date, except to the extent that such claim is one as to which either Seller is required to indemnify Purchaser pursuant to this Agreement or any other document or agreement executed and delivered pursuant hereto.

          (c) Survival of Representations and Warranties. The representations and warranties given or made by the Sellers or Purchaser in this Agreement or in any certificate or other writing furnished in connection herewith shall survive the Closing. Notwithstanding any investigation or audit conducted before or after the Closing Date or the decision of any party to complete the Closing, each party shall be entitled to rely upon the representations and warranties of the other party or parties set forth herein.

          (d) No Limitation. Nothing herein shall be deemed to limit or restrict in any manner any rights or remedies which Purchaser has, or might have, at law, in equity or otherwise, against either Seller, or which either Seller has or might have against Purchaser.

          (e) Payment of Indemnification Obligations. In the event that either Seller or Purchaser is required to make any payment under this Section 20, such party shall promptly pay the indemnified party, the amount of such indemnity obligation. If there should be a dispute as to such amount, such Seller or Purchaser, as the case may be, shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute. The difference, if any, between the amount of the obligation ultimately determined as properly payable under this Section 20 and the portion, if any, theretofore paid shall bear interest for the period from the date the amount was demanded by the indemnified party until payment in full, payable on demand, at the fluctuating rate per annum which at all times shall be the rate which is publicly announced from time to time by NationsBank of Texas, N.A. or its successor as its "prime rate".

          (f) Indemnification Procedure. All claims for indemnification under Sections 20(a) and 20(b) hereof shall be asserted and resolved as follows:

               (i) In the event that any claim or demand for which an indemnifying party would be liable to an indemnified party hereunder is asserted against an indemnified party by a third party, the indemnified party shall with reasonable promptness notify the indemnifying party of such claim or demand, specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the "Claim Notice"). The indemnifying party shall have 30 days from the receipt of the Claim Notice (the "Notice Period") to notify the indemnified party (i) whether or not the indemnifying party disputes the indemnifying party's liability to the indemnified party hereunder with respect to such claim or demand and (ii) if the indemnifying party does not dispute such liability, whether or not the indemnifying party desires, at the sole cost and expense of the indemnifying party, to defend against such claim or demand, provided that the indemnified party is hereby authorized (but not obligated) prior to and during the Notice Period to file any motion, answer or other pleading which the indemnified party shall deem necessary or appropriate to protect the indemnified party's interests. In the event that the indemnifying party notifies the indemnified party within the Notice Period that the indemnifying party does not dispute the indemnifying party's obligation to indemnify hereunder and desires to defend the indemnified party against such claim or demand and except as hereinafter provided, the indemnifying party shall have the right to defend by appropriate proceedings, which proceedings shall be promptly settled or prosecuted by the indemnifying party to a final conclusion. If the indemnified party desires to participate in, but not control, any such defense or settlement the indemnified party may do so at the indemnified party's sole cost and expense. If the indemnifying party elects not to defend the indemnified party against such claim or demand, whether by not giving the indemnified party timely notice as provided above or otherwise, then the indemnified party, without waiving any rights against the indemnifying party, may settle or defend against any such claim in the indemnified party's sole discretion and, if it is ultimately determined that the indemnifying party is responsible therefor under this Section 20, then the indemnified party shall be entitled to recover from the indemnifying party the amount of any settlement or judgment and all indemnifiable costs and expenses of the indemnified party with respect thereto, including interest as provided herein.

               (ii) If, in the reasonable opinion of the indemnified party, notice of which shall be given in writing to the indemnifying party, any such claim or demand seeks material prospective relief which could have a materially adverse effect on the assets, liabilities, financial condition, results of operations or business prospects of the indemnified party, the indemnified party shall have the right to control the defense of any such claim or demand and the amount of any judgment or settlement and the reasonable costs and expenses of defense shall be included as part of the indemnification obligations of the indemnifying party hereunder. If the indemnified party should elect to exercise such right, the indemnifying party shall have the right to participate in, but not control, the defense of such claim or demand at the sole cost and expense of the indemnifying party.

               (iii) In the event the indemnified party should have a claim against the indemnifying party hereunder which does not involve a claim or demand being asserted against or sought to be collected by a third party, the indemnified party shall with reasonable promptness send a Claim Notice with respect to such claim to the indemnifying party. If the indemnifying party does not notify the indemnified party within the Notice Period that the indemnifying party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the indemnifying party hereunder.

               (iv) Nothing herein shall be deemed to prevent the indemnified party from making a claim hereunder for potential or contingent claims or demands provided the Claim Notice sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and the indemnified party has reasonable grounds to believe that such a claim or demand may be made.

               (v) The indemnified party's failure to give reasonably prompt notice to the indemnifying party of any actual, threatened or possible claim or demand which may give rise to a right of indemnification hereunder shall not relieve the indemnifying party of any liability which the indemnifying party may have to the indemnified party unless and to the extent the failure to give such notice materially and adversely prejudiced the indemnifying party.

               (vi) The indemnifying party shall be subrogated to the rights of the indemnified party with respect to any matter as to which the indemnifying party shall have fully indemnified the indemnified party and shall have the right to pursue, at the indemnifying party's sole cost and expense, any and all claims arising out of such matter in the name of and with the full authority of the indemnified party; provided, however, that the indemnifying party shall not pursue such claims in a manner that is likely to give rise to a claim against the indemnified party, and it hereby agrees to indemnify and hold harmless the indemnified party against any and all claims, losses, liabilities and expenses (including without limitation reasonable legal fees and expenses) arising out of or incident to any such pursuit.

               (vii) If an indemnified party receives a recovery from a third party, whether by judgment, settlement or otherwise, on account of any matter for which it has received an indemnification payment or payments from an indemnifying party, and if such recovery exceeds the sum of (i) any indemnification claims of the indemnified party on account thereof which have not been paid and (ii) any expenses of the indemnified party not included in clause (i) above, such excess shall be promptly remitted to the indemnifying party up to the amount of all the indemnification payments on account thereof previously made by the indemnifying party to the indemnified party.

          (g) WITHOUT LIMITING OR ENLARGING THE SCOPE OF THE INDEMNIFICATION, RELEASE AND ASSUMPTION OBLIGATIONS SET FORTH IN SECTION 20 HEREOF, AN INDEMNIFIED PARTY SHALL BE ENTITLED TO INDEMNIFICATION UNDER SECTION 20 IN ACCORDANCE WITH THE TERMS THEREOF, REGARDLESS OF WHETHER THE INDEMNIFIABLE LOSS GIVING RISE TO SUCH INDEMNIFICATION OBLIGATION IS THE RESULT OF THE SOLE, GROSS, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF ANY LAW OF OR BY SUCH INDEMNIFIED PARTY. THE PARTIES AGREE THAT THIS STATEMENT CONSTITUTES A CONSPICUOUS LEGEND.

     21. Sales Tax. The Sellers shall pay any and all sales tax due and owing as a result of the sale, transfer, conveyance and assignment of Assets provided for herein and shall furnish to Purchaser receipts, certificates or other evidence of such payment satisfactory to Purchaser.

     22. Inventory. Each Seller and Purchaser hereby agrees that the value of the Inventory set forth on the Closing Date Balance Sheet shall reflect the results of the physical inventory count conducted and agreed to by Purchaser and the Sellers in their reasonable discretion prior to the Closing Date, which inventory count shall be conducted in connection with Purchaser's due diligence relating to this Agreement.

     23. Bulk Sales. The parties hereto agree to comply with any applicable bulk transfer statutes and in connection with this transaction and to reasonably assist each other so to comply. Each parties shall bear its own expenses (including legal fees) incurred in rendering such assistance.

     24.  Closing Documents.

          (a) At the Closing, each Seller, as applicable, shall deliver to Purchaser (or to the appropriate third party):

               (i) All consents to assignment or other documents required by
          Section 9 and in Section 18(a) hereof (except for consents to be obtained after the Closing under Section 18(a));

               (ii)   The Sheppard Lease;

               (iii) A Consulting Agreement dated as of the Closing Date by and between the Company and Purchaser, in the form attached hereto as Exhibit Q (the "Company Consulting Agreement").

               (iii) instruments of assignment covering the leases assigned hereunder and such instruments of sale, transfer and conveyance covering the other Assets as shall, in the reasonable opinion of Purchaser's counsel, be necessary to vest in Purchaser good and marketable title to such Assets. Such instruments shall be in form and substance reasonably satisfactory to Purchaser and its counsel;

               (iv) Opinion of counsel as required by Section 16(d);

               (v)  The certificate required by Section 16(b); and

               (vi) Such certificates and other instruments as may be necessary to consummate the transactions herein contemplated or fulfill the conditions to Closing as herein described.

          (b) At the Closing, Purchaser shall deliver (or shall cause the appropriate third party to deliver) to the Sellers or the applicable party:

               (i)  The Sheppard Lease;

               (ii) An instrument of assumption of the obligations of the Company under each of the Acquired Facility Leases and Non-capitalized Leases and instruments of assumption of each of the other contracts and obligations to be assumed by Purchaser in accordance with Section 6, such instruments to be in form and substance reasonably satisfactory to the Sellers and its counsel;

               (iii)  The certificate required by Section 17(b);

               (iv)   The Employment and Consulting Agreement;

               (v)    Opinion of counsel required by Section 17(c); and

               (vi) Such certificates and other instruments as may be necessary to consummate the transactions contemplated herein or to fulfill the conditions to Closing as herein described.

     25. Assignment. This Agreement shall not be assigned by either Seller. This Agreement may be assigned by Purchaser in whole or in part to one or more wholly-owned subsidiaries of Purchaser, provided that upon making such assignment, any such assignee-subsidiary shall assume and become bound by all of Purchaser's agreements and covenants herein contained, that such assignee-subsidiary shall be deemed to have made for itself all of the representations and warranties to the Sellers under this Agreement or in connection with any transaction entered into by Purchaser pursuant to the terms of this Agreement. Purchaser shall give prompt notice of any such assignment to the Sellers.

     26.  Termination of Agreement.

          (a) Termination. This Agreement may be terminated prior to the Closing Date as provided below:

               (i) Purchaser and the Sellers may terminate this Agreement by mutual written consent at any time prior to the Closing;

               (ii) Purchaser may terminate this Agreement by giving written notice to the Sellers on or before the 60th day following the date of this Agreement if Purchaser is not satisfied with the results of its continuing business, legal, and accounting due diligence regarding the Business, which due diligence shall include due diligence with respect to the results of operations of the Company subsequent to the execution of this Agreement;

               (iii) Purchaser may terminate this Agreement by giving written notice to the Sellers at any time prior to the Closing (A) in the event either Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Purchaser has notified the Sellers of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before

          August 31, 1995 by reason of the failure of any condition precedent under Section 16 hereof (unless the failure results primarily from Purchaser itself breaching any representation, warrant, or covenant contained in this Agreement); and

               (iv) Either Seller may terminate this Agreement by giving written notice to the Purchaser at any time prior to the Closing (A) in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, such Seller has notified the Purchaser of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before August 31, 1995 by reason of the failure of any condition precedent under Section 17 hereof (unless the failure results primarily from either Seller itself breaching any representation, warrant, or covenant contained in this Agreement).

          (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 25(a) above, all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party then in breach).

     27. Further Assurances. From time to time hereafter and without further consideration, each Seller shall execute and deliver such additional or further instruments of conveyance, assignment and transfer and take such actions as Purchaser may reasonably request in order to more effectively convey and transfer to Purchaser the assets sold to Purchaser hereunder or as shall be reasonably necessary or appropriate in connection with the carrying out of the Sellers' obligations hereunder or the purposes of this Agreement. From time to time hereafter and without further consideration, Purchaser shall execute and deliver such additional or further instruments of assumption and take such actions as either Seller may reasonably request in order to more effectively consummate the assumption of the obligations of Purchaser specified herein or as shall be reasonably necessary or appropriate in connection with the carrying out of Purchaser's obligations hereunder or the purposes of this Agreement.

     28. Announcements and Press Releases. Any press releases or any other public announcements concerning this Agreement or the transactions contemplated hereby shall be approved by both the Sellers and Purchaser provided that if either party reasonably believes, after consultation with its outside legal counsel, that it has a legal obligation to make a press release or any other announcement or communication concerning this Agreement or the transactions contemplated hereby and the approval of the other party cannot be obtained, then such release, announcement or communication may be made without such approval.

     29. No Waivers. Investigators or examinations made by either party, its counsel, accountants, employees or representatives and information obtained as a result thereof shall not constitute a waiver of any representation, warranty, obligations, covenant or agreement of the other party.

     30.  Miscellaneous.

          (a) Issuance of Purchaser Shares. If Purchaser elects to pay a portion of the Initial Purchase Price in Purchaser Shares pursuant to
     Section 5, then the following provisions shall apply:

               (i) In addition to the representations and warranties contained in Section 13, Purchaser hereby represents and warrants to the Company as of the Closing Date that upon the delivery to the Company of a certificate representing the Purchaser Shares as contemplated by this Agreement, and without the consent or approval of any other party, the Purchaser Shares will be validly issued and outstanding, fully paid and nonassessable and free and clear of all liens, options, charges, equities, encumbrances and claims of any kind. The Purchaser has made available to the Company true and complete copies of Purchaser's Annual Report on Form 10-K for the fiscal year ended May 31, 1994 and copies of each of Purchaser's Quarterly Reports on Form 10-Q for the fiscal quarters since such Annual Report.

               (ii) The Company acknowledges that the Purchaser Shares will not have been registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws, will contain a legend to that effect, and may not be sold, pledged or otherwise transferred unless so registered or unless an exemption from such registration exists.

               (iii) Purchaser will, at its expense, use its commercially reasonable best efforts to effect the registration for resale of the Purchaser Shares under the Securities Act and in connection therewith will

                    (A) prepare and file with the United States Securities
               Exchange Commission ("SEC") a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate in accordance with the intended method of distribution thereof, and use its commercially reasonable best efforts and proceed diligently and in good faith to cause such filed registration statement to become effective under the Securities Act no later than September 30, 1995;

                    (B) prepare and file with the SEC such amendments and
               supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period (except as provided in the last paragraph of this Section) of not less than 90 consecutive days or, if shorter, the period terminating when all Purchaser Shares covered by such registration statement have been sold;

                    (C) furnish to the Company such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement and such other documents as the Holders may reasonably request in order to facilitate the disposition of the Purchaser Shares owned by them; the Company consents to the use of any such prospectus or any amendment or supplement thereto by the Company in connection with the offering and sale of the Purchaser Shares covered by such prospectus that is in accordance with the intended methods of distribution set forth in such prospectus;

                    (D) notify the Company promptly of the happening of any
               event which makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                    (E) use its commercially reasonable best efforts to cause
               all Purchaser Shares to be listed on The Nasdaq Stock Exchange;

                    (F) if any event contemplated by clause (iv) above shall
               occur, promptly prepare a supplement or amendment or post-effective amendment to such registration statement or the related prospectus or any document incorporated therein by reference or promptly file any other required document so that, as thereafter delivered to the purchasers of the Purchaser Shares, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

               (iv) The Company agrees that, upon receipt of any notice from Purchaser of the happening of any event of the kind described in clause (iv) of paragraph (c) above, the Company will forthwith discontinue disposition of Purchaser Shares pursuant to the registration statement covering such Purchaser Shares until the Company's receipt of the copies of the supplemented or amended prospectus contemplated by such clause and, if so directed by Purchaser, the Company will deliver to Purchaser all copies, other than permanent file copies, then in the Company's possession, of the most recent prospectus covering such

          Purchaser Shares at the time of receipt of such notice. In the event Purchaser shall give such notice, Purchaser shall extend the period during which such registration statement shall be maintained effective by the number of days during the period from and including the date of the giving of notice to the date when Purchaser shall make available to the Company a prospectus supplemented or amended to conform with the requirements of clause (iv) of paragraph (c) above.

               (v) If for any reason Purchaser is unable to cause the registration statement to be declared effective under the Securities Act on or before September 30, 1995, then Purchaser shall on October 1, 1995 (or such later date as the Company shall agree) pay to the Company, by cashier's or certified check, or by wire transfer of same-day funds, an aggregate amount of Three Hundred Ninety Thousand Four Hundred Fifty-Seven and No/100 Dollars ($390,457), and the Company shall deliver to Purchaser the certificates representing the Purchaser Shares. Such delivery of funds and return of certificates shall be in full satisfaction of all of Purchaser's and the Sellers' respective rights and obligations in connection with the delivery of the Purchaser Shares.

          (b) Sheppard Note. Notwithstanding anything to the contrary contained herein, the Company shall be permitted prior to the Closing Date to repay in part or in full the outstanding principal balance of the Sheppard Note, provided, however, that in no event shall the total amount paid under this
     Section 29(b) exceed the total amount of cash on hand reflected on the Initial Balance Sheet. Neil Sheppard hereby acknowledges that the Sheppard Note will not be assumed by Purchaser, and that Purchaser shall have no obligations with respect thereto, regardless of whether the cash on hand reflected on the Initial Balance Sheet is adequate to satisfy the Company's obligations under the Sheppard Note in full.

          (c) Covenant to Market South Holland Facility. Neil Sheppard hereby covenants that, on or before the Closing, he will engage a reputable real estate broker acceptable to Purchaser in its sole discretion, for the purposes of marketing for sale the South Holland Facility. In conjunction with the foregoing, Neil Sheppard further agrees to use his commercially reasonable best efforts to effect a sale of the South Holland Facility as soon as practicable following the Closing.

          (d) Expenses. The parties hereto shall pay their own expenses incidental to the negotiation of this Agreement and the consummation of the transactions contemplated hereby, and no such expenses of the Sellers shall be paid by or out of any of the Assets.

          (e) Contents of Agreement; Parties in Interest; Etc. This Agreement, together with the agreements contemplated hereby, sets forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby. It shall not be amended or modified except by a written instrument duly executed by each of the parties hereto. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

          (f) Binding Effect. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

          (g) Waiver. Any term or provision of this Agreement may be waived at any time by the party entitled to the benefit thereof by a written instrument duly executed by such party.

          (h) Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or sent by telegram, facsimile, by registered or certified mail, postage prepaid, by airmail if to an address outside of the United States or by recognized courier service, as follows:

          If to Purchaser, to:

               Vallen Corporation
               13333 Northwest Freeway
               Houston, Texas 77040
               Attention:  James W. Thompson, President

          With a copy to:

               Mayor, Day, Caldwell & Keeton, L.L.P.
               700 Louisiana, Suite 1900
               Houston, Texas  77002
               Attention:  Richard B. Mayor

          If to the Sellers, to:

               Safety Centers Incorporated
               510 W. 172nd Street
               South Holland, Illinois  60473
               Attention:  Neil Sheppard

          With a copy to:

               Jenner & Block
               One IBM Plaza
               Chicago, Illinois  60611
               Attention:  Richard Brown
     or to such other address as the person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given as of the date so delivered, telegraphed, telecopied, mailed or dispatched or, if given by any other means, shall be deemed given only when actually received by the addressee.

          (i) Texas Law to Govern; Consent to Jurisdiction. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Texas. Each of Purchaser and each Seller irrevocably and unconditionally (a) agrees that any suit, action or other legal proceeding (collectively, "Suit") arising out of this Agreement may be brought and adjudicated in the United States District Court for the Southern District of Texas, Houston Division, or, if such court will not accept jurisdiction, in any court of competent civil jurisdiction sitting in Harris County, Texas, (b) submits to the non-exclusive jurisdiction of any such court for the purposes of any such Suit and (c) waives and agrees not to assert by way of motion, as a defense or otherwise in any such Suit, any claim that it not subject to the jurisdiction of the above courts, that such Suit is brought in an inconvenient forum or that the venue of such Suit is improper. Each of Purchaser and each Seller also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions hereof.

          (j) No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and, shall not be construed as conferring any rights on any other persons.

          (k) Headings; Gender; "Person". All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation hereof. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine and neuter, as the context requires. Any reference to a "person" herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity.

          (l) Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstances in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

          (m) Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                              SAFETY CENTERS INCORPORATED



                              By:
                                 ---------------------------------------------



                              VALLEN CORPORATION



                              By:
                                 ----------------------------------------------




                              --------------------------------------------------
                              Neil Sheppard



                              --------------------------------------------------
                              Roslyn Sheppard